Contact

www.linkedin.com/in/dave-israel-2139a397 (LinkedIn)

Top Skills

Marketing
Marketing Strategy
Sales

Languages

English
Spanish

Dave Israel

Redondo Beach, CA
Redondo Beach, California, United States

Summary

Enthusiastic and Motivated individual with a demonstrated history of working in the food & beverages industry. Focusing in the Craft Beer Industry with a passion for brewing and everything production related. Skilled in, Customer Service, Advertising, and Sales. Strong operations professional with a Bachelor of Arts (B.A.) focused in Sociology from California State University-Long Beach.

Experience

Later Days Coffee Co.

Co-Founder
November 2017 - Present (5 years 10 months)
Redondo Beach, CA

Los Angeles County Fire Department

Ocean Lifeguard
June 2016 - Present (7 years 3 months)
Southern Section

Tirebiter Brewery

Head Brewer
February 2017 - June 2018 (1 year 5 months)
Greater Los Angeles Area

Startup brewpub in Downtown LA featuring high quality craft beer paired with high quality food, in a modern layout with a focus on the architectural design and layout. Opening date TBD.

Roles Include:
Assisting in build out, layout and design of brew pub.
R&D, Recipe Development, and brewing of Pilot Batches.
Lead on everything related to production, ranging from recipe develpment, ordering of raw materials, brewing, monitoring of fermentation, conditioning, packaging, cleaning, all the way to beer in the glass. Operation of our 5bbl

PKW brewhouse, 2 (10 bbl) & 2 (5bbl) FV's as well as our 2 (5bbl) and 1 (10bbl) brite tanks.

Phantom Carriage Brewery
Assitant Brewer
August 2015 - January 2017 (1 year 6 months)
Carson, CA

I had the opportunity to start with Phantom Carriage shortly after they opened, and help them grow into a well known, popular, unique, Brewery and Blendery focusing in Barrel Aged Sour Beers.

My roles as an assistant brewer included, autonomy of brewing all Phantom Carriage Beers, as well as helping with recipe devolpment. Monitoring, Conditioning, Packaging,and Cleaning of everything production related. Daily fork-lift operater, having the experience of moving over 200 full wine barrels.

Off-Site wort production, including the safe transportation of 17 bbl wine totes, strapped to a flat bed truck.

Vail Resorts
Mountain Operation
February 2015 - May 2015 (4 months)
Breckenridge, Colorado

This seasonal position involved working in the customer Service department at Breckenridge, CO the biggest ski resort in North America. Roles included, greeting every guest at opening time of the mountain each morning, scanning each ticket or pass, and verifying that each guest had a valid product to access the mountain. Providing outgoing welcome assistance to each guest helping to make everyones experience a postive one.

The Dudes' Brewing Co.
Cellarman, Sales, Brewery Representative
June 2014 - February 2015 (9 months)
Torrance, CA

This job was my introduction into the craft beer industry. After using my previous position at ZICO as a segway to get into the beer inudstry, I was able to meet the owners of the The Dudes' and get a part time position cleaning the brewery.

My motiviation and enthusiasm to learn, helped me establish a full time job in packaging, running the canning line, and packaging our draft beer for accounts. I organically got a knowledge of other Brewery standard operating procedures, including the cleaning of tanks, keg washing, inventory of raw materials, and more.

I was also able to represent The Dudes' as a Brand Ambassador, representing us at craft beer events all throughout the Greater Los Angeles Area, setting up, pouring our beer, and educating the customer about our brand and brewery.

I assisted with sales, helping build and maintain relationships with local accounts, and got a good knowledge of distribution and sales in the craft beer industry.

ZICO Beverages, LLC
Marketing Intern/Brand Ambassador
November 2013 - November 2014 (1 year 1 month)
Los Angeles

At ZICO Beverages, I held a leadership role on our Marketing Team acting as a brand ambassador for the growing company. Roles included setting up at key events and in store demos, engaging with consumers, educating them about the product and creating relationships and excitement about the brand. As a an intern, I sat in on quarterly sales meetings, and used my experience in the field to help maintain relationships with with retail accounts to help drive sales, and assist them with their marketing needs.

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Education

California State University-Long Beach
Bachelor of Arts (B.A.), Sociology · (2010 - 2012)

Oregon State University
Non-Professional General Legal Studies (Undergraduate) · (2008 - 2010)